

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 8, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Carl P. Ranno
Chief Executive Officer and Chief Financial Officer
7745 Alabama Ave #9
Canoga Park, California 91304

>   **Re: American Soil Technologies, Inc.**
>   **Form 10-K for the fiscal year ended September 30, 2010**
>   **Filed January 13, 2011**
>   **File No. 000-22855**

Dear Mr. Ranno:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Linda Cvrkel
>   Branch Chief

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